SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(AMENDMENT NO. ______) 1

Wizard Software Corporation
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

97750V 10 9
(CUSIP Number)

1-800-Attorney, Inc., 186 Industrial Center Drive, Lake Helen Fl 32744 (1-800 644-3458)
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 26, 2002
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. [_]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 5 Pages)

        1 The remainder of this coverpage shall be filled out for a reporting person's initial filing on this form with the respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 1-800-Attorney, Inc. 59-3203301
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS * N/A
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,200,000
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 1,200,000
	10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.5%
14	TYPE OF REPORTING PERSON CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

The title of the class of equity securities to which this statement relates is common stock, $.001 par value (the "Common Stock") of Wizzard Software Corp., a Colorado corporation (the "Company"). The address of the principal executive offices of the Company is 424 Gold Way, Pittsburgh, Pennsylvania 15213.

Item 2. Identity and Background.

(a-c, f) This Schedule 13D is being filed by 1-800-Attorney, Inc., a Florida corporation (the "Reporting Person"). The address of the principal place of business and the principal executive office of the Reporting Person is 186 Industrial Center Drive, Lake Helen, Florida 32744.
(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The consideration used to make the purchase was the agreement by the Reporting Person to provide merger and acquisition advice to the Company. No borrowed funds were used to purchase the shares.

Item 4. Purpose of Transaction.

Reporting Person acquired its shares for investment puposes. Depending on Reporting Person's evaluation of market conditions, market price, alternative investment opportunities, liquidity needs and other factors, Reporting Person will from time to time explore opportunities for liquidating all or a portion of the Common Stock through one or more sales pursuant to public or private offerings or otherwise. In such event, Reporting Person may determine to retain some portion of the Common Stock as an investment.

Although he has no current plans to do so, the Reporting Person may also engage in:

(1) the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;
(2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;
(3) a sale or transfer of a material amount of assets of the Issuer;
(4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(5) any material change in the present capitalization or dividend policy of the Issuer;
(6) any other material change in the Issuer's business or corporate structure;
(7) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;
(9) causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or
(10) any action similar to those enumerated above.

Any future decision of the Reporting Person to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

Item 5. Interest in Securities of the Issuer.

(a) Reporting Person is the direct and beneficial owner of 1,200,000 shares of the Company's Common Stock, representing 6.5% of the issued and outstanding shares of the Company's Common Stock, based on 18,365,750 issued and outstanding shares.
(b) Reporting Person has the sole power to vote and the sole power to dispose of 1,200,000 shares of the Company's Common Stock held solely by it.
(c) On December 26, 2002, in a private transaction, Reporting Person acquired 1,200,000 shares of the Company's common stock in consideration for the Reporting Person agreeing to render merger and acquisition advice to the Company.
(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 6. Contracts, Arrangements, Understandings or Relationships With the Issuer.

There is no contract, arrangement, understanding or relationship (legal or otherwise) between Reporting Person and the Company with respect to any securities of the Company, including but not limited to, transfer of voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

N/A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

1-800-ATTORNEY, INC.
January 17, 2003	_/s/ J. William Wrigley_______
J. William Wrigley, President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001.).